Exhibit 3

 Capital Senior Living Corp.  January 2016

 Certain information regarding this investor presentation  This Investor Presentation does not constitute a recommendation to any person as to any investment or other decision by such person with respect to Capital Senior Living Corporation (“CSU” or the “Company”). We have not been retained by the Company or any other person to prepare an analysis of CSU and have not received any compensation therefor. The information presented herein reflects our best judgment as of the date of this Investor Presentation and reflects assumptions we believe to be reasonable based on currently available information. However, it does not purport to address all potential alternatives, the relative merits of different alternatives or all risks, uncertainties or assumptions associated therewith.The information in this Investor Presentation is necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to us, as of the date we prepared this Investor Presentation and, except to the extent required by law, we undertake no obligation to update or otherwise revise these materials. The analysis included herein is not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analysis. We make no representation herein as to the price at which the Company’s common stock will trade at any future time. Such trading prices may be affected by a number of factors, including but not limited to changes in prevailing interest rates and other factors which generally influence the price of securities, adverse changes in the current capital markets, and the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the industries it participates in. In connection with the views expressed herein, we reviewed certain financial and other information that was publicly available to us from SEC filings of the Company and others, conference calls of Company management and industry competitors, Wall Street analyst reports, industry publications and other public sources. In the analysis of the Company in this Investor Presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from publicly available sources, and do not assume any responsibility or liability therefor. Any estimates and projections for the Company reflected herein involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of any such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future.The information in this Investor Presentation contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely up on forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed or indicated by the forward-looking statements.  *

 Table of Contents   Situation Overview Why We Like the Seniors Housing Industry Why We Believe CSU is Uniquely Positioned in Seniors Housing Negative Market Perception of CSU The Opportunity this Creates for an Acquiror Conclusion and Next Steps  *

 Lucus Advisors LLC (“Lucus”), through its affiliated funds and managed accounts, currently owns more than 6% of Capital Senior Living Corporation (“CSU” or the “Company”)Lucus was founded in 2012 and its most well-known offering, Red Alder Master Fund, LP (“Red Alder” and, together with Lucus, “we”), invests in undervalued and underperforming public companies with high potentialOur approach is to actively engage with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of shareholdersMost recently, Red Alder was involved with Ann Inc. (“ANN”), which was sold to a logical buyer for a substantial premiumWe have been significant shareholders of CSU for well over a year, touring the Company’s facilities and meeting with management to better understand and help rectify the stock’s undervaluationWhile in that time we have been circumspect of publicly pushing for a sale of the Company, for the reasons set forth herein it has become apparent to us that the time has come for CSU to explore strategic alternatives  Lucus and Red Alder  *

 Situation Overview  CSU is uniquely positioned for success within an industry benefiting from multiple secular tailwinds, highlighted by its recent operational successesHowever, there is a fundamental discrepancy between CSU’s stock price and its intrinsic value; we contend that larger, better capitalized buyers (e.g., strategic acquirors, private equity firms, and family offices) would appreciate CSU’s value more than the public marketsManagement has struggled to gain traction and credibility with the public equity investment community, even taking into account operational improvements and increased transparencyCSU trades at near 52-week lows and has declined substantially over the last three yearsThis creates a compelling opportunity for a strategic or financial counterparty to unlock CSU’s latent value, while still providing an attractive premium to current shareholders  *  To realize its full potential, CSU should sell itself to a third-party that appreciates its true value.

 Indicative Valuation Discrepancy  In this presentation, we highlight the deep discount at which CSU trades on both an intrinsic and relative value basis, and conclude that the best way to unlock this value is through a sale of the Company.  *  Current Stock Price: $16.82*  * As of 1/22/2016.  VALUE GAP

 Table of Contents   Situation Overview Why We Like the Seniors Housing Industry Why We Believe CSU is Uniquely Positioned in Seniors Housing Negative Market Perception of CSU The Opportunity this Creates for an Acquiror Conclusion and Next Steps  *

 Seniors Housing – Consistently Superior Investment Returns  Seniors housing has outperformed other real estate asset classes over the past decade, proving to be resilient even in the face of the most recent recession.   *  (1) National Council of Real Estate Investment Fiduciaries (“NCREIF”) Property Index.Source: NCREIF; National Investment Center for Seniors Housing & Care (“NIC”) MAP Data Service.  NCREIF Annualized Total Investment Returns (1-, 3-, 5-, and 10-Year Periods, as of Q3 2015)  (1)

# Secular Tailwinds Driving Industry Benefits

- ❑ US population 75+ years old expected to grow 3x faster than base population as baby boomers age
  - ❑ Current penetration rate implies demand growth of 40,000+ units per year
- ❑ Fed's zero interest-rate policy ("ZIRP") has punished US seniors on fixed incomes
  - ❑ End of ZIRP affords these individuals greater financial flexibility and enhances the pricing power of seniors housing operators
- ❑ Also, cap rate spreads have traditionally compressed during periods of rising rates; a similar dynamic could limit new construction
- ❑ These factors provide a hedge against rising rates for operators like CSU with mainly private-pay revenues

## Favorable Demand and Cost Pressures



• Aging, Demographics, Acuity Levels and Disabilities
• Rising Penetration Rates
• Fewer Family Caregivers
• Social Engagement, Support and Emotional Well-Being
Age-Restricted Housing
Independent Living
Assisted Living
Memory Care
Skilled Nursing
Hospital
• Accountable Care Organizations
• Post Acute Care Collaboration
• Fee-For-Service Framework vs. Quality and Value-Based Outcomes (Cost Considerations)

## Illustrative Cap Rate Spread Compression



Yield Change During Periods of Rising Rates (bps)
1,000
800
600
400
200
0
-200
10-year Treas
Baa Corp Bond
NPI Cap Rate
Mar-78 to Sep 81
Period 1
Dec-82 to Jun-84
Period 2
Dec-86 to Mar-89
Period 3
Sep-93 to Dec-94
Period 4
Dec-98 to Mar-00
Period 5
Mar-04 to Jun-06
Period 6

Source: NIC; U.S. Census Bureau; Company presentations; Prudential Real Estate Investors ("PREI") Research; Moody's Analytics (Moody's Investor Service, Federal Reserve); NCREIF.

9

 Table of Contents   Situation Overview Why We Like the Seniors Housing Industry Why We Believe CSU is Uniquely Positioned in Seniors Housing Negative Market Perception of CSU The Opportunity this Creates for an Acquiror Conclusion and Next Steps  *

# Strong Footprint and Attractive Portfolio Composition

- CSU operates 121 communities in geographically concentrated regions, with the capacity to serve 15,400+
  - 55% of the Company's operations are clustered in three states, with 80% in the top nine
- Given the relative concentration of its operations in lower cost secondary markets, CSU benefits from bespoke acquisition opportunities and a reduced cost basis
  - Also afforded high economic barriers to entry due to lower investment returns on new construction
- CSU has the highest percentage of wholly-owned communities among the top 10 largest US seniors housing operators, highlighting the transformational growth seen since the inception of its acquisition program in 2010

**Resident Capacity by State**



MN. 173
WI. 591
MI. 244
NY. 537
MA. 87
CT. 178
NJ. 98
IA. 122
NE. 668
IL. 770
IN. 2,381
OH. 2,172
VA. 455
NC. 432
CA. 408
MO. 662
AR. 173
AZ. 189
SC. 669
MS. 143
GA. 168
TX. 3,870
FL. 226
Number of residents by State
Greater than 2,000
500 - 2,000
Less than 500

*As of October 31, 2015*

**CSU Portfolio Composition**



Owned
Leased
Joint Venture
150
125
100
75
50
25
0
77 Total Properties
121 Total Properties
7
45
25
50
71
2010
Current
Owned %
32.5%
58.7%

*As of October 31, 2015*

Source: Company presentations and earnings transcripts; American Seniors Housing Association ("ASHA") 50 2015.

11

# Owned Real Estate Leadership

- CSU has capitalized on the fragmented nature of the industry, aggregating local/regional operators in its concentrated regions
  - The Company has generated 16+% cash-on-cash returns and solidified strong relationships with lenders like Fannie Mae, with whom CSU has "priority borrower" status
- Participating predominantly in "off-market," non-brokered transactions has enabled CSU to develop a strong industry referral network and benefit from the repeat character of this "Mom and Pop" seller base
  - Nearly 40% of its acquisitions have been from repeat sellers, representing close to 50% of properties acquired
- Relative to Real Estate Investment Trusts ("REITs") and financial sponsors that partner with operators, CSU offers these sellers a single counterparty and thereby streamlines both the negotiating process and post-closing operational transition

**Strong Returns to Ownership**

| *($ in millions)* | 2011 | 2012 | 2013 | 2014 | Jan - Sept 2015 | Aggregate |
|---|---|---|---|---|---|---|
| Purchase Price | $83.4 | $181.3 | $150.4 | $160.2 | $124.5 | $699.8 |
| Units | 551 | 1,367 | 881 | 819 | 680 | 4,298 |
| Debt | $59.3 | $129.5 | $112.3 | $119.7 | $92.6 (1) | $513.4 |
| Weighted Average Int. Rate | 5.1% | 4.5% | 5.4% | 4.5% | 4.3% | 4.7% |
| First Year Revenue | $21.3 | $49.1 | $35.1 | $36.4 | $28.4 | $170.3 |
| First Year EBITDAR | $7.3 | $19.1 | $14.1 | $15.0 | $11.2 | $66.7 |
| First Year Cash Flow from Operations (CFFO) | $3.4 | $9.1 | $5.8 | $6.7 | $5.1 | $30.1 |
| First Year CFFO per share* | $0.13 | $0.34 | $0.20 | $0.23 | $0.18 | $1.08 |
| Cash on Cash Return | 14.1% | 17.6% | 15.2% | 16.5% | 16.0% | 16.1% |

**Fragmentation of Seniors Housing Market**


Independent Living Companies
Assisted Living Companies
Top 10
20%
Top 25
25%
75%
63%
Top 10
29%
Top 25
37%
Top 10
Top 25
Remaining Market

* Based on share count at time of transaction.
(1) Includes $2.6 million of additional funding that CSU expects in the first half of 2016.
Source: Company presentations and earnings transcripts; IBISWorld; Provider Magazine; Barclays Research.

12

# Insulation from New Supply and Wage Pressures

- Operating in less than 30% of the primary and secondary markets covered by the National Investment Center for Seniors Housing & Care ("NIC"), CSU has not faced the same supply pressures as many of its competitors
  - In the last few quarters, NIC MAP data suggested pickup in new construction and resulting occupancy pressure
  - However, low investment returns have limited and will likely continue to limit new supply in CSUs primary markets
- With declining unemployment, competitors have also begun to experience pressure on wages, an important cost input; however, over the last four quarters CSU's same-community labor costs have increased only 0.8% on average
  - One likely reason is that the Company's operations are concentrated in the Central and Southeastern US, thereby somewhat insulating it from wage pressures generated in "fill-in" markets in the Northeast and on the West Coast
- As a result, CSU may remain sheltered from these pressures and have additional preparatory time to mitigate any eventual impact thereof

## Illustrative Return on Construction Investment

CSU Avg. Monthly Rents

| Avg. Construction Cost/Unit | $2,882 | $3,132 | $3,382 | $3,632 | $3,882 |
|---|---|---|---|---|---|
| $150,000 | 6.2% | 6.8% | 7.3% | 7.8% | 8.4% |
| $175,000 | 5.3% | 5.8% | 6.3% | 6.7% | 7.2% |
| $200,000 | 4.7% | 5.1% | 5.5% | 5.9% | 6.3% |
| $225,000 | 4.2% | 4.5% | 4.9% | 5.2% | 5.6% |
| $250,000 | 3.7% | 4.1% | 4.4% | 4.7% | 5.0% |

Note: Assumes constant 90% occupancy and 30% margins.

## Year-over-Year % Cost Change


4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Q4 2014
Q1 2015
Q2 2015
Q3 2015
CSU Same-Community Labor Cost, Including Benefits
US Nonfarm Business Sector Hourly Compensation

Source: Company presentations; Bureau of Labor Statistics, US Department of Labor.

13

# Favorable Product Mix Dynamics

- ❑Unit mix (55% Assisted Living (”AL”)/Memory Care (“MC”) and 45% Independent Living (“IL”) as of Q3 2015) provides a lower-cost alternative for post-acute care, facilitating a wider base of potential customers
  - ❑Especially important given the Company’s geographic footprint
- ❑The Company’s AL/IL products are also 95+% private pay (no Medicare/Medicaid reimbursement risk) and not currently subject to federal government regulation



Higher Average Cost
Lower Average Cost
Acute Care
Post-Acute Care Continuum
$1,819/day
Hospital
$1,450/day
Long-Term Care Hospital
$1,314/day
Inpatient Rehab Facility
$432/day
Skilled Nursing Property
$190/day
Home w/ Home Health Care
$121/day
Assisted Living

Source: Company presentations and public filings; Medicare Payment Advisory Committee, Report to Congress, March 2012; American Hospital Association Statistics, 2012 Edition; Genworth Financial 2013 Cost of Care Survey; Medicare & Medicaid Research Review / 2012 Statistical Supplement; NIC MAP Data Service Q1 2013.

14

 Significant Growth Potential  *  CSU management has repeatedly highlighted the potential to realize significant CFFO growth via core operational improvements, acquisitions, and conversions to higher care levels.   (1) Skilled nursing facilities being converted into memory care facilities; will be added back to non-GAAP financials upon stabilized occupancy.Source: Company presentations.  Illustrative Potential CFFO per Share Upon Successful Strategic Plan Execution  (1)

# Core Organic and Acquisition-Driven Growth

- CSU's core growth algorithm levers 2% rent increases and 1% occupancy growth annually
  - Raise average rents through level of care price changes, and special one-time and annual rent increases
  - Integrated mosaic in that increased occupancy provides greater pricing power to increase rents
- Illustrative growth trajectory includes $0.20/share of annual acquisition-driven CFFO growth through 2018
  - Given historical returns, could achieve with ~$160mm/year in acquisitions using 75% debt and assuming 15% returns
  - Management admitted that these illustrative assumptions are somewhat conservative given strengthening referral relationships and significant untapped roll-up opportunity
- Existing acquisition strategy has been funded entirely from internally generated cash
  - As cash flow grows and liquidity continues to improve, could accelerate acquisition strategy going forward

**CSU Occupancy and Rent Trends**



$3,450
$3,400
$3,350
$3,300
$3,250
$3,200
$3,150
$3,100
$3,050
$3,000
$2,950
$2,900
89.5%
89.0%
88.5%
88.0%
87.5%
87.0%
86.5%
86.0%
85.5%
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Avg. Rent
Occ %

Source: Company presentations and earnings transcripts.

16

# Growth through Conversion

- Another quiver in CSU's growth arsenal is to convert unoccupied and under-occupied IL units to higher price point AL units
  - Incremental monthly revenue from IL to AL conversion is approximately $1,500 on occupied units and $4,000+ on unoccupied units
- In addition to obvious rent increases, these conversions have also yielded substantial occupancy gains
  - Occupancy has increased 11.6% at communities where conversions were completed in H2 2014
  - Allows residents to "age in place" and thereby improve occupancy and reduce attrition

| | Independent Living | Assisted Living |
|---|---|---|
| % of Resident Capacity | 45% | 55% |
| Avg. Units/Community | 108 | 69 |
| Services Provided | *Supportive services<br>*Wellness programs<br>*Social, recreational, and educational events | *Assistance with daily living activities, including medication reminders, bathing, dressing, grooming |
| Avg. Monthly Rate | $2,599 | $4,064 |
| Private Pay % | 100% | Substantially all |
| Avg. Length of Stay | 34 months | 27 months |

- Currently, 80% of communities offer AL; CSU is able generate additional revenue in these communities by providing ancillary services requested by the IL residents therein

Source: Company presentations and earnings transcripts.

17

 Table of Contents   Situation Overview Why We Like the Seniors Housing Industry Why We Believe CSU is Uniquely Positioned in Seniors Housing Negative Market Perception of CSU The Opportunity this Creates for an Acquiror Conclusion and Next Steps  *

 Still, The Market Doesn’t Believe in CSU  *  Source: Company presentations and earnings transcripts; Capital IQ.  CSU initially laid out its illustrative CFFO growth algorithm at its Investor Day on October 8Assuming a constant multiple of CFFO/share going forward, achieving this growth trajectory would imply 80+% appreciation in CSU’s share price over the next few years!If Wall Street believed in management’s ability to fulfill this indicative potential, CSU’s share price should therefore have seen at least some appreciation following its Investor DayInstead, the Company’s share price remained relatively flat heading into its Q3 2015 earnings announcement on November 3…

 Still, The Market Doesn’t Believe in CSU (cont’d)  *  Source: Company presentations and earnings transcripts; Capital IQ. Market data as of 1/22/2016.  CSU Quarterly Performance  …however, after reporting healthy growth and improvement in several key operational metrics on a year-over-year basis for the first nine months of 2015 (as shown below), CSU‘s stock price again barely budgedStock price increased less than 4% in the days following the earnings announcement, and is currently down more than 25% since the original Investor Day presentationThe market’s reaction, or lack thereof, to both the Company’s perceived growth trajectory and positive operational performance indicates failure to discount the viability of CSU’s growth plan into its stock priceThis is a prime indication of the negative market perception of CSU and management’s lack of credibility with investors

# Failure to Highlight Owned Real Estate Value

- Despite the stellar industry and company-specific tailwinds benefiting CSU, management has proven unable to effectively communicate its strategy
- The Company has repeatedly declined to provide cap rate data for its properties,[1] missing an opportunity to better define the "effective floor" placed on its stock price from its valuable real estate and lead investors to perform a more favorable "look-through" valuation
- This is especially important given the need to differentiate its portfolio from those of healthcare ("HC") REITs with higher cap rate skilled nursing and hospital units that lack the private-pay character and conversion potential of CSU's properties
- Assuming constant cap rates, this value discrepancy only grows with CSU's cash flow growth

[1] While CSU management has given what it calls a "proxy for the economics" of its real estate, such proxy lacks the specificity needed to adequately differentiate the unique value proposition of the Company's real estate.
Source: Company presentations and earnings transcripts.

21

 Repeatedly Missing Quarterly Targets  *  Source: Company presentations and earnings transcripts; Capital IQ. Market data as of 1/22/2016.  Management has proven ineffective in telegraphing quarterly targets, missing normalized consensus EPS estimates in nine of the last twelve quarters and consensus EBITDA estimates in eight of these quartersCSU only exceeded normalized EPS estimates twice in this window, missing by an average of more than 30%As a result, fatigued sell side analysts have repeatedly lowered estimates and increased indifference even upon better newsFor example, though CSU exceeded EBITDA estimates in four of the last five quarters, the public markets remained apathetic and the stock plunged more than 25% over this period

# Ineffectively Communicating Unique Positioning

- As mentioned previously, aggregated NIC MAP data appears somewhat uncorrelated with trends in CSU's primary markets; nonetheless, management repeatedly touted favorable NIC MAP data on prior earnings calls
  - Having guided analysts to this data in the past, management has now been unable to effectively communicate to the analyst community its insulation from the supply pressures facing competitors in other NIC MAP markets
  - These pressures, weighing on the industry in recent quarters, have brought CSU's stock price down with them, despite their inapplicability to the relatively small subset of NIC MAP markets in which CSU competes

- In another instance of ineffectual communication, management tempered apparent analyst excitement by seeming to downplay the significance of implementing 3% rent and 10% level of care rate increases in Q3 2015 without attendant occupancy impact
  - Rent increases covered 60+% of properties, each with 93+% occupancy; level of care increases affected all properties

Source: Company presentations and earnings transcripts; Capital IQ.

23

# Lack of Comparable Public Companies

- Of the ten largest US seniors housing operators, only Brookdale Senior Living ("BKD") and Five Star Senior Living ("FVE") are public; both are substantially different from CSU
  - BKD owns a smaller % of its units, operates in a greater number of cost- and supply-pressure-sensitive markets, and generates a smaller % of revenues from private payors
  - FVE operates more than twice as many units as CSU, owning <10% of those units

- Still, operating ~3x as many units as its closest competitor has made BKD the industry bellwether
  - Has often left CSU management answering questions related to the integration issues seen as impacting BKD's $5.4 billion[(1)] acquisition of Emeritus Senior Living ("ESC")
  - Since the transaction closed in July 2014, BKD's stock price has declined over 55%

- Investors appear to lack an appropriate benchmark against which to value CSU
  - This problem is likely exacerbated by the occasional inapplicability of data from providers like NIC MAP

[(1)] Including capital lease and financing obligations.
Source: Company presentations and earnings transcripts; BKD presentations; Capital IQ.  Market data as of 1/22/2016.

24

# Absence of Share Price-Based Incentives

- Management compensation is not directly tied to stock price performance but to operational execution, decoupling management incentives from those of shareholders
- CSU's 2014 results illustrate the negative consequences of this misalignment
  - CFFO/share improved 10+%, Adjusted EBITDAR increased ~11% (including 100 bps of margin improvement), and CSU completed acquisitions totaling over $160 million
    - As a result, executives received 99+% of the incentives tied to these metrics
    - **However, CSU's stock price improved <4% and underperformed the S&P 500 index by nearly 10% after dividends**
- Further compounding incentive disconnect problems, ~50% of the stock awards received by executives were time-linked rather than performance-linked
  - Management was therefore rewarded with as much equity for continued employment as for operational improvements, let alone shareholder value enhancements
- As no stock option awards were granted, management had limited incentive to directly increase share price

Source: Company presentations, earnings transcripts, and 2015 Proxy Statement; Capital IQ.

25

 Questionable Alignment of CSU Board  *  (1) Management directors did not receive compensation for their director services in 2014.Source: Company 2015 Proxy Statement; Capital IQ. Market data as of 1/22/2016.  Similarly, the generally entrenched non-executive directors own <1% of CSU in the aggregate despite nearly 60 combined years on the Company’s BoardTheir almost $1 million in 2014 cash and time-vested stock compensation suffers from the same shareholder incentive misalignment as that of management

 Why Aren’t Insiders Buying CSU Stock?  *  (1) Carey Hendrickson joined CSU in May 2014. Kimberly Herman has been a director since 2014.Source: Company 2015 Proxy Statement; Capital IQ. Market data as of 1/22/2016.  Though CSU’s stock price has declined nearly 12% since January 1, 2013, only one of the “named executive officers” and directors in its 2015 Proxy statement has bought stock in the open market over that period; in fact, only two of these individuals have done so in the last five yearsThis is a strongly negative signal – if those most knowledgeable as to CSU’s business prospects aren’t buying at these undervalued levels, why would other investors believe in its story enough to do so? We would obviously expect this to change if management truly believes in its ability to execute upon its growth algorithm

# CSU Should Not be a Standalone Public Company

- Given the apparent disconnect between the CSU management and public market views of the Company's growth potential, the question arises whether CSU is fully maximizing its value by operating as a public company
- As noted earlier, the Company's acquisition strategy has been fully funded to date from internally generated cash flow, obviating the need for a public currency to finance further growth
- In addition, the Company has not shown a willingness to buy back stock, even at what it believes to be somewhat depressed prices
  - January 14 announcement only underscores this point, as "continuation" of underutilized buyback program (<10% over seven years, with no acquisitions since 2009) did not increase size thereof (~2% of market cap) or indicate an intention to make purchases going forward
- Nonetheless, CSU incurs public company costs, and diverts substantial management time and resources to attempting to communicate its story to sell-side analysts and public market investors
- We believe that there is a better solution that would maximize value for not only CSU and its current shareholder base, but also a potential acquiror

Source: Company presentations, earnings transcripts, and public filings; Capital IQ.

28

 Table of Contents   Situation Overview Why We Like the Seniors Housing Industry Why We Believe CSU is Uniquely Positioned in Seniors Housing Negative Market Perception of CSU The Opportunity this Creates for an Acquiror Conclusion and Next Steps  *

 The Key to Unlocking CSU’s Value  To date, CSU’s management and Board have been unable to capture the tremendous value of CSU’s business prospects for its shareholders; we believe that this creates an opportunity for a partner to do soA select group of blue chip companies in the seniors housing and healthcare real estate spaces have developed the transactional and operational expertise necessary to extract meaningful synergies from an acquisition of CSUOur analysis illustrates that this value creation could symbiotically generate meaningful cash flow accretion to these parties while providing a substantial premium to CSU’s shareholdersIn addition, given the favorable industry tailwinds and CSU’s unique market positioning, multiple growth opportunities, and stable and recurring cash flows, the Company presents a perfect leveraged buyout target for a private equity sponsorAgain, our analysis suggests that even relatively conservative assumptions indicate attractive returns to a sponsor investment at prices that would provide significant premiums to existing CSU shareholdersGiven the substantial discount at which CSU currently trades, these acquisition scenarios would not only enable the Company’s management and Board to unlock latent value for CSU’s shareholders, but also allow such a partner to benefit from the attendant value creation  *  Unless the Board hires a financial advisor and publicly announces that it is actively soliciting bids from strategic and financial counterparties as part of a robust sales process, we and other CSU shareholders may never see the benefits that such a process could generate…

# CSU and Emeritus are Not the Same

- One potential concern for an acquiror could be the prospect of facing similar integration issues to those impacting BKD's acquisition of ESC; however, several key factors serve to distinguish an acquisition of CSU
- BKD faced substantial integration risk given ESC's size and complexity relative to CSU today
  - ESC generated nearly 5x the revenue (~$2 billion), operating in over 4x as many communities (500+) in 2x as many states (45), while serving almost 4x as many residents (54,000); expanded BKD's unit capacity by more than two-thirds
- With the addition of ESC, BKD expanded into cost- and supply-pressure sensitive "fill-in" markets where CSU has a far smaller percentage of its operations
  - BKD more than doubled its unit count in many high-population states in the Northeast and on the West Coast (including California and New York), increasing its capacity by 25+% in 13 of the 15 most populous states
- ESC's operating model differed dramatically from that of CSU today, both with respect to its owned real estate portfolio and the private pay character of its revenue sources
  - Owning only 37% of its communities[(1)], ESC did not benefit from the same strong returns to ownership as CSU
  - ESC generated nearly 20% of its community and ancillary services revenues from government reimbursement programs
- BKD attempted to execute several additional transactions substantially contemporaneously with its acquisition of Emeritus, including a $1.2 billion joint venture with HCP that owns entry fee continuing care retirement communities and an agreement with HCP to restructure over 200 leased properties
  - These transactions closed only one month following the ESC acquisition, thereby heightening execution risk

[(1)] As of March 31, 2014.
Source: BKD presentations; ESC public filings; Capital IQ.

31

 Synergy Opportunity for CSU Acquiror  We believe that a potential acquiror, including, but not limited to, the HC REITs, with broad scale, substantial infrastructure, and proven integration capabilities could yield substantial operational synergies through an acquisition of CSU. The below calculations are indicative of the cost savings and cross-selling potential we see in such an acquisition for 2016.  *  Source: Capital IQ; Red Alder estimates.  Aggregate 2016 Pre-Tax Synergies of $123 million

 Illustrative Adj. FFO Accretion for HCP  Despite conservative analyst estimates for CSU through 2017, the synergy value that could be unlocked through a strategic acquisition by HCP, Inc. (“HCP”) or one of its peers suggests substantial potential accretion to consensus estimates for Adjusted Funds from Operation (“Adj. FFO” or “AFFO”). While HCP is used for illustrative purposes, our analysis indicates similar accretion for other comparable potential acquirors.   *  Source: Capital IQ; Red Alder estimates.  2016 HCP AFFO Accretion (Consensus Estimates)  2017 HCP AFFO Accretion (Consensus Estimates)  2016 calculations utilize consensus projections for HCP of $2.71 per Capital IQ. CSU 2016 Adj. FFO calculated by adding consensus estimates for D&A and projected estimates for stock-based compensation (“SBC”) to, and subtracting consensus estimates for Maintenance Capex from, consensus estimates for Normalized EPS (assumes neutral impact from gain/loss on property sales). Assumes aggregate 2016 pre-tax synergies of $123 million, 5.0% interest rate on acquisition debt, and taxability of all incremental income.  2017 calculations utilize consensus projections for HCP of $2.73 per Capital IQ. CSU 2017 Adj. FFO calculated by adding consensus estimates for D&A and projected estimates for SBC to, and subtracting consensus estimates for Maintenance Capex from, consensus estimates for Normalized EPS (assumes neutral impact from gain/loss on property sales). Assumes aggregate 2017 pre-tax synergies of $139 million, 5.0% interest rate on acquisition debt, and taxability of all incremental income.

# Leveraged Buyout Model

Achievement of management's realistic growth algorithm projections through 2018 and tapered growth thereafter could help a sponsor to realize ~20% returns under the assumptions below at a $31 purchase price (~85% premium).

## Illustrative Sponsor IRR for 2020 Exit

**CSU Purchase Price**

| Exit Multiple[1] | 24.1% | $29.00 | $31.00 | $33.00 |
|---|---|---|---|---|
| | 14.0x | 16.7% | 15.1% | 13.4% |
| | 15.0x | 21.5% | 19.9% | 18.4% |
| | 16.0x | 25.6% | 24.1% | 22.6% |

## Transaction Financing

| Sources | |
|---|---|
| Senior Debt | 1,102.8 |
| Equity | 551.4 |
| Total sources | 1,654.1 |

| Uses | |
|---|---|
| CSU Equity (@ $31.00) | 915.2 |
| Refinance Existing Net Debt | 717.4 |
| Transaction fees | 16.5 |
| Minimum Cash | 5.0 |
| Total uses | 1,654.1 |

## Cash Flow Statement

| | 2015 | 2016 | 2017 | 2018 | 2019 | Projected 2020 |
|---|---|---|---|---|---|---|
| EBITDAR | 150.0 | 171.8 | 196.7 | 225.0 | 256.5 | 291.1 |
| - Lease Expense | | (75.4) | (86.3) | (98.8) | (112.6) | (127.8) |
| - Interest | | (58.1) | (63.9) | (69.6) | (75.1) | (80.2) |
| - Cash Tax | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| - Change in Working Capital | | (6.4) | (7.3) | (8.3) | (9.5) | (10.8) |
| - Total Capex | | (30.6) | (35.0) | (40.1) | (45.7) | (51.9) |
| **CF for Debt Repayment** | | **1.4** | **4.2** | **8.2** | **13.6** | **20.5** |

| Debt Repayment Schedule | | | | | | |
|---|---|---|---|---|---|---|
| Senior Debt | 1,102.8 | 1,101.4 | 1,097.2 | 1,089.0 | 1,075.4 | 1,054.9 |
| Acquisition Debt | | 120.0 | 240.0 | 360.0 | 480.0 | 600.0 |
| **Total Debt** | **1,102.8** | **1,221.4** | **1,337.2** | **1,449.0** | **1,555.4** | **1,654.9** |

Assumptions include acquisition funding with 33% sponsor equity, revolver debt at 3.0%, term and acquisition debt at 5.0%, future acquisitions funded with 25% sponsor equity, and no cash tax benefits from negative net income. Projects for lease expense to grow from 2015 at same rate as EBITDAR. Bases EBITDAR estimates through 2018 on CSU growth algorithm and uses Red Alder estimates thereafter. Operating leases capitalized at 8x lease expense. Cash excludes restricted cash and existing net debt includes notes payable and capital lease and financing obligations.

(1) Multiple of 2020 EBITDAR.

Source: Company presentations and earnings transcripts; Capital IQ; Red Alder estimates. Market data as of 1/22/2016.

34

# Hidden Value – What are CSU's NOLs Worth?

- As of December 31, 2014, the Company had Federal Net Operating Loss ("NOL") carryforwards of $28.8 million and State NOL carryforwards of $53.1 million
  - CSU had related deferred tax assets ("DTAs") of $9.7 million and $2.5 million, respectively
  - Many of these NOLs do not expire for nearly twenty years
- These assets clearly have value; unfortunately, management has seemed unable to find a way to use them, recording a FULL valuation allowance against these and other of its net DTAs, totaling $17.3 million
  - Indicates that management believes that it is "more likely than not" that NONE of these assets will benefit CSU's shareholders, who suffered the losses begetting the DTAs in the first place
- We believe that management owes it to CSU's shareholders to find a way to utilize these benefits
  - Could these DTAs be used to mitigate value leakage in an otherwise taxable sale of the Company?
  - Could CSU employ these DTAs to shield built-in gain recognition or other tax leakage in connection with a REIT conversion, thereby re-rating its trading multiple?
  - Shareholders should be made to feel confident that management and the Board are nurturing these precious assets and looking into corporate action possibilities to maximize value therein

Source: Company public filings.

35

# Hidden Value – How Would CSU be Valued as a REIT?

- Despite seeing their stock prices decline over the past year, in this yield-deprived environment the major healthcare REITs trade at premium multiples relative to CSU
- Given that much of these REITs' existing portfolios consist of higher cap rate skilled nursing and hospital units with Medicare/Medicaid payers, we see no reason why CSU would not warrant a similar multiple upon REIT conversion
- As shown below, such a multiple re-rating would provide a significant premium to CSU shareholders, even at what are likely conservative consensus estimates
- In fact, using the median 16.3x 2016E AFFO and 15.5x 2017E AFFO multiples implied by the 52-week volume weighted average prices ("VWAPs") for these REITs, an arguably more appropriate measure, CSU's implied value could exceed $35, even with consensus projections

*($ in millions)*

| Company | Share Price | % Below 52-Wk VWAP | Market Cap | Enterprise Value ("EV") | P/ 2016E AFFO[1] | P/ 2017E AFFO[1] |
|---|---|---|---|---|---|---|
| HCP, Inc. | $36.96 | 5.5% | $17,195 | $28,520 | 13.7x | 13.6x |
| Ventas, Inc. | 55.50 | 12.7% | 18,481 | 29,943 | 14.5x | 13.7x |
| Welltower Inc. | 67.75 | 3.0% | 23,975 | 36,814 | 15.9x | 15.0x |
| | | **Median** | | | **14.5x** | **13.7x** |
| | | **Mean** | | | **14.7x** | **14.1x** |
| CSU (consensus) | $16.82 | 27.8% | $497 | $1,214 | 8.5x | 7.3x |
| | | **Implied CSU Price at REIT Median** | | | **$28.47** | **$31.87** |
| | | ***% premium*** | | | ***69%*** | ***89%*** |
| CSU (growth algorithm) | $16.82 | 27.8% | $497 | $1,214 | 7.9x | 6.5x |
| | | **Implied CSU Price at REIT Median** | | | **$30.95** | **$35.64** |
| | | ***% premium*** | | | ***84%*** | ***112%*** |

[1] REIT AFFO estimates use consensus Capital IQ projections (with SBC adjustments for Welltower Inc.). CSU consensus AFFO adds consensus D&A and projected SBC estimates to, and subtracts consensus Maintenance Capex estimates from, consensus Normalized EPS estimates (assumes neutral impact from property sales). CSU growth algorithm AFFO calculated using projected CFFO.
Source: Company presentations and public filings; Capital IQ; Red Alder estimates. Market data as of 1/22/2016.

36

Net Asset Value Intrinsic Valuation  Taking a conservative Net Asset Value (“NAV”) approach highlights the undervaluation of CSU’s shares by the public markets; in particular, at current prices the market seems to be giving negative value to the Company’s ample acquisition pipeline.  *  Illustrative NAV Calculations  Source: Company presentations and public filings; Capital IQ; Red Alder estimates. Market data as of 1/22/2016.  Note: Assumptions include same G&A percentage for owned and leased properties. Debt includes notes payable and capital lease and financing obligations. Management fees, insurance, and property taxes allocated to owned and leased properties by number of units. G&A excludes transaction and conversion costs. Includes results for four communities that are being repositioned/leased up. Operating leases capitalized at 8x lease expense.   Net Asset Value Sensitivity Analysis  Implied Value per Share of Acquisition Program

 Relevant Transaction Multiples  *  Prior strategic transactions have been completed at a multiple of Enterprise Value to LTM EBITDA of approximately 20x. Though we believe that the Company’s unique and favorable positioning merit a premium to this valuation, even assuming multiple parity would imply an approximate lease-adjusted LTM EBITDAR multiple of 14.5x for CSU, or a share price of nearly $31 (almost 85% above the Company’s current price).  (1) Including capital lease and financing obligations.Source: Capital IQ; Red Alder estimates. Market data as of 1/22/2016.

 Table of Contents   Situation Overview Why We Like the Seniors Housing Industry Why We Believe CSU is Uniquely Positioned in Seniors Housing Negative Market Perception of CSU The Opportunity this Creates for an Acquiror Conclusion and Next Steps  *

 Indicative Valuation Discrepancy  In this presentation, we have highlighted the deep discount at which CSU trades on both an intrinsic and relative value basis, and shown that a sale of the Company is a superior approach to unlocking this value.  *  Current Stock Price: $16.82*  * As of 1/22/2016.  VALUE GAP

 Conclusion and Next Steps  We believe that the status quo is untenableWhile we are pleased with the Company’s recent operational improvements, its coincident stock underperformance has shown that the public markets do not afford the best platform to maximize value for CSU and its stakeholdersGiven its attractive real estate portfolio and stable cash flow growth, CSU provides the perfect asset to satisfy current institutional demand for yield assets in this favorable cap rate environmentOur analysis illustrates how a sale would symbiotically synergize value maximization for CSU, its shareholders, and a third-party acquirerWe urge the Company to retain a nationally recognized investment bank to begin the process of soliciting bids from financial sponsors and strategic parties as part of a robust sale processWe request that the Board establish a special committee led by independent directors with financial backgrounds to guide this process forwardA public announcement with respect to such actions will put a floor on the stock’s price and increase the likelihood of a successful transaction  *